Exhibit 99.2

15 February 2007	For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
ASIC media release
Further to its earlier announcement, James Hardie notes that the Australian Securities & Investments Commission (ASIC) has released the attached media release.
Media Enquiries:

Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218

Investor and Analyst Enquiries:

Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218

www.jameshardie.com

Thursday 15 February 2007	07-35
ASIC COMMENCES PROCEEDINGS RELATING TO JAMES HARDIE
The Australian Securities and Investments Commission (ASIC) has commenced civil penalty proceedings in relation to James Hardie, including against a number of former and current directors and former executives.
The proceedings arise from ASIC’s investigation of matters identified by the Special Commission of Inquiry into the Medical Research and Compensation Foundation.
ASIC’s investigation into possible criminal actions continues.
ASIC has filed civil penalty proceedings in the Supreme Court of New South Wales relating to disclosures by James Hardie Industries Limited (JHIL*) in respect to the adequacy of the funding of the Medical Research and Compensation Foundation (MRCF).
In commencing these proceedings, ASIC is seeking to address alleged breaches by certain former and current corporate entities in the James Hardie group, and by certain former executives and certain former and current directors.
ASIC Chairman Jeffrey Lucy said it was ASIC’s objective, in taking these proceedings, to reinforce the standards of corporate behaviour that are vitally important in ensuring public confidence in Australia’s corporate sector and capital markets.
‘While the new compensation arrangements were very much welcomed, they do not diminish the need for those responsible for the breaches we have identified to be held to account for their actions,’ he said.
ASIC’s proceedings seek declarations that a number of former and current directors and former executives failed to act with requisite care and diligence. The regulator is asking the court to consider banning individuals from acting as a company director and imposing fines.
The action also seeks declarations that the companies, JHIL and James Hardie Industries NV (JHINV), made misleading statements and contravened continuous disclosure requirements. ASIC further alleges that JHINV failed to act with requisite care and diligence in relation to its then-subsidiary JHIL.
ASIC has no desire to, nor does it believe it likely that its legal proceedings in relation to JHIL and JHINV will, adversely impact the new compensation arrangements agreed by shareholders of JHINV last week. However, should it emerge that any aspect of the action in relation to JHIL does adversely impact the compensation arrangements, the regulator will consider amending this aspect of the proceedings.

The civil penalty actions allege various breaches of duties under the Corporations Act 2001, including:
1.	JHIL’s ASX announcement of 16 February 2001 and related press conference statements in relation to the establishment of the MRCF. ASIC alleges these communications were misleading.

2.	The failure to disclose the existence of the Deed of Covenant and Indemnity between the MRCF and JHIL, which created, amongst other things, an ongoing asbestos-related liability of JHIL.

3.	The Information Memorandum (IM) for the 2001 Scheme of Arrangement that proposed a restructure of the James Hardie group. The restructure had the effect of JHIL (the then-ASX-listed company) becoming a subsidiary of JHINV, a Netherlands company. ASIC alleges the IM was misleading in failing to disclose pertinent information relating to the meeting of JHIL’s future liabilities.

4.	A series of presentations by a senior executive to institutional investors in 2002. ASIC contends these presentations contained misleading information about the adequacy of the funding of the MRCF and the James Hardie group’s asbestos liabilities.

5.	The cancellation of the partly paid shares in JHIL, which were held by JHINV and represented as having been issued for the purpose of JHIL meeting any future liabilities. ASIC alleges that JHINV failed to act with the requisite care and diligence in requesting JHIL to cancel these shares. ASIC also alleges that JHINV failed to disclose certain important information to the ASX regarding the cancellation. ASIC has also sought orders that JHINV execute a deed of indemnity up to a maximum of $1.9 billion, or such amount as JHIL or its directors consider is necessary to ensure that JHIL remains solvent. However, if the conditions precedent to the Final Funding Agreement (referred to in the JHINV’s announcement to the ASX dated 1 December 2005) are satisfied, ASIC will not pursue the claim of indemnity against JHINV.
ASIC is suing a number of corporate entities and a range of current and former directors and former executives it alleges breached the Corporations Act through involvement with these matters. More specific details, including the names of the defendants to the actions, are outlined at Attachment 1.
Mr Lucy said ASIC’s James Hardie investigation was a thorough examination of the company’s corporate governance and decision-making processes. It has been supported by specific funding provided by the Federal Government.
ASIC’s investigation commenced in late 2004 following the report of the Special Commission.
The investigation, which continues, has involved a complex corporate structure, it has spanned three countries (the United States, the United Kingdom and Australia) and it has involved about 348 billion documents, 72 examinations and the issuing of 284 notices to obtain evidence.

The Special Commission of Inquiry into the MRCF was established on 27 February 2004 and reported in September 2004. Commissioner Jackson QC raised serious issues about corporate governance and disclosure and raised particular concerns about potential breaches of the Corporations Act. ASIC also considered possible avenues for compensation in respect to those potential breaches. ASIC then commenced its investigation, which had regard to the Jackson Report and was facilitated by the James Hardie (Investigations and Proceedings) Act, which was passed by the Commonwealth in December 2004.
NOTE: *This entity (JHIL) is now called ABN 60 Pty Ltd.
For further information contact:
Angela Friend
ASIC Media Unit
Telephone: 03 9280 3338
Mobile: 0412 058 800

James Hardie Investigation: Attachment 1
Orders Sought:

JHIL	•	Declarations of breach
	•	Costs

JHINV	•	Declarations of breach
	•	Pecuniary penalty (Max: $200,000 per breach)
	•	Mandatory injunction and indemnity*
	•	Costs

Macdonald	•	Declarations of breach
	•	Pecuniary penalty (Max: $200,000 per breach)
	•	Disqualification
	•	Costs

Shafron	•	Declarations of breach
	•	Pecuniary penalty (Max: $200,000 per breach)
	•	Disqualification
	•	Costs

Morley	•	Declarations of breach
	•	Pecuniary penalty (Max: $200,000 per breach)
	•	Disqualification
	•	Costs

Brown	•	Declarations of breach
Hellicar	•	Pecuniary penalty (Max: $200,000 per breach)
Wilcox	•	Disqualification
Terry	•	Costs
O’Brien
Gillfillan
Koffel
NOTE: * The claim seeks a mandatory injunction that JHINV execute a deed of indemnity in favour of JHIL+ for an indemnity up to a maximum of $1.9 billion, or such amount as JHIL or its directors consider is necessary to ensure that JHIL remains solvent. If the conditions precedent to the Final Funding Agreement (referred to in the JHINV’s announcement to the ASX dated 1 December 2005) are satisfied, ASIC will not pursue the claim of indemnity.
 +: This entity (JHIL) is now called ABN 60 Pty Ltd.

Summary of Civil Actions Commenced 14 February 2007 Under Corporations Act

ACTIONS	Executives		Non-Executives		JHIL	JHINV
		Alleged		Alleged	Alleged	Alleged
		Contraventions		Contraventions	Contraventions	Contraventions

1: Market Announcements 15/16 February	Macdonald Shafron Morley	s180(1): breach of duties of directors and officers and s181(1): McDonald only - breach of duties of directors and officers	Brown Hellicar Wilcox Terry O’Brien Gillfillan Koffel	s180(1): breach of duties of directors and officers	s995(2): misleading or deceptive conduct in connection with securities s999: misleading statements likely to induce dealing in securities

Market Announcement 23 February and 21 March 2001	Macdonald	s180(1) and s181(1): breach of duties of directors and officers			s995(2): misleading or deceptive conduct in connection with securities s999: misleading statements likely to induce dealing in securities

ACTIONS	Executives		Non-Executives		JHIL	JHINV
		Alleged		Alleged	Alleged	Alleged
		Contraventions		Contraventions	Contraventions	Contraventions

2a: Deed of Covenant and Indemnity (DOCI) — Disclosure	Macdonald Shafron	s180(1): breach of duties of directors and officers			s1001A(2): breach of continuous disclosure

2b: Deed of Covenant and Indemnity (DOCI) — Execution	Morley	s180(1): breach of duties of directors and officers

3. Information Memorandum for the 2001 Scheme of Arrangement	Macdonald Shafron	s180(1): breach of duties of directors and officers	Hellicar Wilcox Brown Gillfillan Koffel	s180(1): breach of duties of directors and officers	s995(2): misleading or deceptive conduct in connection with securities s999: misleading statements likely to induce dealing in securities s412: misleading statements in an Information Memorandum

ACTIONS	Executives		Non-Executives	JHIL	JHINV
		Alleged	Alleged	Alleged	Alleged
		Contraventions	Contraventions	Contraventions	Contraventions

4. Presentations to institutional investors in 2002	Macdonald	s180(1) and s181(1): breach of duties of directors and officers			s1041E: make misleading statement likely to induce dealing in financial products s1041H: engage in conduct in relation to a financial product that was misleading or deceptive

5. Cancellation of Partly Paid Shares					s674(2): breach of continuous disclosure s180(1): breach of duties of directors and officers (Mandatory injunction and indemnity — see note on page 5.)